RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

06019449

18.12.2006

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC's journalists win national Financial Russia awards'.
2. A press release: 'RBC acquires rights to Narodnaya Marka business contest'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RBC RosBusinessConsulting

RBC's journalists win national Financial Russia awards

Moscow, December 5, 2006. – In late November the awards ceremony of the 7th All-Russian Business Journalism Competition, Financial Russia, was held in Moscow's Central House of Journalists. RBC TV business channel and a columnist of the business newspaper RBC Daily Natalia Bendina were named among winners of the award.

The best business mass media were praised at the ceremony, and RBC TV was among them, rewarded for "Professional and Impartial TV Coverage of Russia's Business Life." Additionally, the awards were granted to journalists who, in experts' opinion, had authored the most outstanding publications or broadcasts and provided the most efficient coverage of Russia's financial markets and economy as a whole. Thus, Natalya Bendina, RBC Daily's journalist, was distinguished as the "Best Journalist Writing on State Debt".

The Financial Russia competition organized by the Financial Press Club of Russia has been held annually since 2000. The awards help to reveal the best business mass media resources, as well as excellence in financial journalism in both print and electronic mass media in Russia. Winners are selected by polling major participants of the financial market, public officials, representatives of companies operating in the relevant industries and researchers.

Investor contact: Natalia Makeeva
Tel: +7 495 363 1111, ext. 1369, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

RosBusinessConsulting

RBC acquires rights to Narodnaya Marka business contest

Moscow, December 12, 2006 – Today, OAO RBC Information Systems (**RTS, MICEX: RBCI**) has announced that it acquired rights to the Narodnaya Marka business contest.

Narodnaya Marka is a national accolade granted annually to producers of branded goods. It is one of the most important brand building awards on the Russian market. Narodnaya Marka has been handed out since 1998.

The contest is unique in its democratic and impartial approach to determining Russian consumer preferences. The award has no jury. Narodnaya Marka is bestowed based on a vote by consumers as a nationwide choice.

RBC has been cooperating with the Narodnaya Marka award for years, providing media support. Now, RBC will be the organizer of this contest. The award's tradition will be preserved not only in the vote counting procedure, but also in the official awards ceremony where the best brands are praised. In line with this tradition, the regular music show arranged as part of the national annual Narodnaya Marka awards ceremony will be held at the State Kremlin Palace on April 2007.

RBC regards marketing communications as one of its important businesses lines. The company acts as an organizer of such national contests as Company of the Year, Person of the Year, Best Brand/EFFIE and Architectural Award.

"The acquisition of Narodnaya Marka has become another step in expanding RBC's business," RBC General Director Yury Rovensky notes. "RBC is now the organizer of major national awards, and we can expect the number of events arranged by our company to grow as we are open to discussion of all possible proposals. If the control over such projects is given over to us, this will result in lower costs, enhance the public recognition of the awards and their status, and draw greater attention from advertisers and sponsors."

"The International Brand Academy has already had experience of selling projects to RBC," Maria Khokhlova, the Academy's President, said commenting on the acquisition. "Two years ago RBC purchased rights to hold the Best Brand/EFFIE competition, and I have been greatly pleased to watch its popularity and influence redouble over time. I am happy to pass the Narodnaya Marka project into reliable hands and focus on the Academy's core activities aimed at heightening the competitive ability of Russian brands."

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com